

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 14, 2006

By U.S. Mail and Facsimile

Mr. William Malone
President & Chief Executive Officer
Canadian Rockport Homes International, Inc.
700 West Pender Street, Suite 507
Vancouver, B.C. Canada V6C 1G8

> **Re:** **Canadian Rockport Homes International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2004**
> **Form 10-Q/A for the Fiscal Quarter Ended March 31, 2005**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2005**
> **File No. 333-62786**

Dear Mr. Malone:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief